04015613

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52236

RECEIVED MAR 2004 DIVISION OF MARKET REGULATION

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/03** (MM/DD/YY) AND ENDING **12/31/03** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Praxis Capital Inc.**

(Filed as Confidential Information)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

80 Pine Street, 30th Floor
(No. and street)

New York	**NY**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William C. Holub **212-208-3873**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	**New York**	**NY**	**10281**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PRAXIS CAPITAL INC.

(S.E.C. I.D. No. 8-52236)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC document

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Director and Stockholder of
Praxis Capital Inc.:

We have audited the accompanying statement of financial condition of Praxis Capital Inc., (the "Company") as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial position presents fairly, in all material respects, the financial position of Praxis Capital Inc. at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 17, 2004

PRAXIS CAPITAL INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$ 5,000
Short term investments	796,100
Prepaid expenses	1,100
TOTAL ASSETS	$ 802,200

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued liabilities	$ 17,900
Due to affiliates	800
Total liabilities	18,700
STOCKHOLDER'S EQUITY	783,500
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 802,200

See notes to statement of financial condition.

PRAXIS CAPITAL INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003

1. ORGANIZATION

Praxis Capital Inc. (the "Company") is registered as a broker/dealer, with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"), to be engaged primarily as a trader of U.S. government securities and corporate debt from its offices in New York. The Company is a wholly-owned subsidiary of Tullett Liberty Direct Inc., which is a wholly-owned subsidiary of Tullett Liberty Investment Corp. ("TLIC"), which is a wholly-owned subsidiary of Tullett Liberty Limited ("Tullett" formerly known as Tullett plc), which is a wholly-owned subsidiary of Collins Stewart Tullett plc ("CST").

In March 2003 CST acquired all of the outstanding stock of Tullett for approximately 300 million British pounds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates - The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Securities transactions - Securities transactions are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Cash – The cash is held on deposit at one U.S. financial institution.

Short term investments – Short term investments consists primarily of money market funds held with one U.S. financial institution.

Fair Values of Financial Instruments – The carrying amounts of cash, short term investments, prepaid expenses, accounts payable and accrued liabilities, and due to affiliates reported in the statement of financial condition approximate their fair values.

Income taxes - The Company is included in the consolidated U.S. Federal and combined state and local income tax returns of TLIC. For financial reporting purposes, the Company determines its income tax provision on a separate company basis in accordance with an informal tax sharing agreement with TLIC. Amounts due to or receivable from TLIC, with respect to current income taxes, are settled currently.

3. REGULATORY REQUIREMENTS

As a broker/dealer registered with the SEC and the NASD, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equal to $100,000. At December 31, 2003, the Company had net capital of approximately $766,400, which was approximately $666,400 in excess of the minimum net capital requirement. The Company is exempt from the provisions of SEC Rule 15c3-3 relating to the maintenance of customer reserve accounts and the possession or control of customer securities pursuant to paragraphs (k)(2)(i) and (k)(2)(ii), since the Company does not hold funds or securities of customers.

Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

4. EMPLOYEE BENEFIT PLANS

TLIC maintains a Retirement and Savings Plan (the "Plan") pursuant to Section 401(k) of the Internal Revenue Code for its wholly-owned U.S. operations. The Plan, a defined contribution plan covering all employees over the age of 21, is funded by contributions of its employees.

5. MARKET AND CREDIT RISK

The Company primarily executes securities transactions on a proprietary principal basis. Substantially all transactions settle within three business days for cash. The Company has a policy of reviewing, on an ongoing basis, the credit standing of its counterparties, which are primarily U.S. financial institutions.

The Company may be exposed to off-balance-sheet credit risk from unsettled transactions including fails to deliver/receive. In the event a counterparty is unable to fulfill its purchase or sale transaction, the Company may be then obligated to purchase or sell the applicable securities at market value which may result in a loss if the amount is different from the contract amount of the transaction.

6. RELATED PARTY TRANSACTIONS

Due to affiliate represents amounts payable to TLIC for $800. Such amount consists of taxes payable to TLIC.

7. SUBSEQUENT EVENTS

The Company was involved in a claim with a former employee that settled for $160,000 in February, 2004. This settlement was paid by TLIC.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 17, 2004

Praxis Capital Inc.
80 Pine Street, 30th Floor
New York, New York 10005

In planning and performing our audit of the financial statements of Praxis Capital Inc. (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 17, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP